787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 23, 2012

VIA EDGAR

Ed Bartz

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:                               Aberdeen Funds

Post-Effective Amendment No. 43 to the Registration Statement Filed on December 15, 2011

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Mr. Bartz:

This letter responds to certain comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned on January 30, 2012, and further discussed with the undersigned on February 23, 2012.  The Amendment contains the prospectus and Statement of Additional Information (“SAI”) for the Aberdeen U.S. High Yield Bond Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s revised responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:            In the fee table, please disclose that the maximum deferred sales charge for Class A shares is 0.75%.  A footnote may be added to indicate the circumstances under which such deferred sales charge will be charged.

Response:                     The Registrant has disclosed in the fee table that the maximum deferred sales charge for Class A shares is 0.75% and has added a footnote explaining that such sales charge will only be charged on Class A shares redeemed within 18 months of purchase if no sales charge was paid on the original purchase and a finder’s fee was paid.

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Comment No. 2:            The second sentence under the “Principal Strategies” section in the Summary states that an issuer will be considered a U.S. issuer if it conducts a significant portion of its business in the U.S.  Please consider using a different term than “significant portion” to indicate the level of business required to be conducted in the U.S. to be considered a U.S. issuer.

Response:                     The disclosure has been revised to state that an issuer could be considered a U.S. issuer if it conducts a “majority” of its business in the U.S., instead of a “significant portion” of its business.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Very truly yours,

/s/ Elliot J. Gluck
Elliot J. Gluck

cc:	Lucia Sitar, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP